March 20, 2002

Steven Alesio
Senior Vice President

RE: Amendment to January 8, 2001 Hire Grant of Stock Options & Restricted Stock

Dear Steve,

This letter is to confirm that effective December 3, 2001, the Compensation & Benefits Committee of the Board of Directors approved an amendment to the terms & conditions of your January 8, 2001, grant of stock options and restricted stock. This amendment provides that in the event you were to leave the employment of the Company for "a good reason" termination, as defined in your employment agreement, the following special pro rata accelerated vesting schedule would apply:

     Stock Option Grant

The number of shares in each stock option vesting tranche will be multiplied by a fraction, the numerator of which will be equal to the period of time between January 8, 2001 and the "good reason" termination and the denominator of which will be equal to the period of time in each 1/3rd stock option vesting tranche. The resulting pro rata shares will immediately vest and can be exercised for a period of 30 days from your "good reason" termination date. The remaining unvested shares will be immediately canceled.

     Restricted Stock Grant

The total number of shares will be multiplied by a fraction, the numerator of which will be equal to the period of time between January 8, 2001 and the "good reason" termination and the denominator of which will be equal to the 3-year vesting period. The resulting pro rata shares will immediately vest. The remaining unvested shares will be immediately canceled.

Other than this amendment all of the terms and conditions of your January 8, 2001, hire grant remain unchanged.

Please feel free to contact me if you would like to discuss this matter further.

Regards,

/s/ Peter Ross